File No. 82-34735

04046139

PRES ASE

RECEIVED from ASSA ABLOY AB (publ)

2004 NOV 15 A 9:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

8 November 2004
No.13/04

ASSA ABLOY has increased sales from SEK 3 to 25 billion in 10 years

Today ASSA ABLOY is celebrating its ten year anniversary. Since its creation in 1994, ASSA ABLOY has increased sales by SEK 22 billion. At the same time the number of companies in the Group has grown to 100 with operations in 40 countries and a global market share of close to ten percent. It makes ASSA ABLOY the strongest global player in the industry.

"We have had ten exciting years, expanding our business and our Group. During these years we have delivered strong results. And we will keep on doing so. Last week we summarized yet another good financial report with strong sales and strong organic growth. This gives us the strength and the economic muscle to develop our Group further," says Bo Dankis, President and CEO of ASSA ABLOY.

"Our first move is to expand our businesses. We have already taken the first step in some of our business areas by launching new security solutions and testing new consumer concepts. Now it is time to use the global strengths of the ASSA ABLOY Group to create maximum customer value," says Dankis.

A merger gave birth to ASSA ABLOY

ASSA ABLOY was created on 8 November 1994 through a merger of the lock operations of Securitas in Sweden and Metra in Finland and has grown from being mainly a Nordic company to an international Group. Today ASSA ABLOY is a good example of a company who has succeeded in creating an innovative continuous improvement culture, where the companies within the Group achieve better profitability and organic growth than before entering the Group.

One of ASSA ABLOY's most important acquisitions, during the history of ASSA ABLOY, was the acquisition of Intruder Security Group in 2000, which contributed to the Group's global coverage and added strong brand names such as Yale and Chubb.

ASSA ABLOY celebrates ten years on 8 November but many Group companies have been around for hundreds of years. JPM, the Group's oldest company, was founded in 1645. Today their door closers can be seen all over the world.

Find more information about the ASSA ABLOY Group on www.assaabloy.com.

For further information, please contact:
Mariann Eriksson, Manager Corporate Communications phone: +46-706-87 33 31

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

PROCESSED
NOV 16 2004
THOMSON FINANCIAL

dlw 11/15

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.